Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	($ in thousands, except for ratio of earnings to fixed charges)
Earnings:
Earnings (losses) from continuing operations before income taxes	$140,871	$155,150	$18,620	$(84,613)	$3,941	$37,439
Add:
Loss from equity investee	67	160	141	226	321	491
Fixed charges	11,057	20,089	18,326	17,357	16,855	3,589
Less: capitalized interest	(216)	(103)	(5,154)	(4,757)	(689)	—
Earnings (losses), as adjusted	$151,779	$175,296	$31,933	$(71,787)	$20,428	$41,519

Fixed charges:
Interest expense (1)	$10,841	$19,714	$12,875	$11,439	$14,281	$2,417
Capitalized interest	216	103	5,154	4,757	689	—
Portion of rentals representative of interest factor	—	272	297	1,161	1,885	1,172
Fixed charges	$11,057	$20,089	$18,326	$17,357	$16,855	$3,589
Ratio of earnings to fixed charges	13.73	8.73	1.74	(4.14)	1.21	11.57
Excess of fixed charges over earnings	$—	$—	$—	$89,144	$—	$—

(1) Includes amortization of debt discount and issue costs

NOTE: The ratio of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended December 31, 2010, and this Quarterly Report on Form 10-Q for the three months ended June 30, 2011.